SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM firms partnership with Pássaro Marron to sell airline tickets in Bus Stations

Our stores will offer Pássaro Marron’s bus tickets combined with airline tickets

São Paulo, March 24th 2011 – We established an unprecedented partnership, which allows us, to sell airline tickets in bus stations, through Pássaro Marron agencies, an inter-city and inter-state bus transportation company, present in 50 cities in the States of São Paulo and Minas Gerais. In consideration, TAM franchise network stores, present in all Brazilian States will offer bus tickets of Pássaro Marron combined with airline tickets.

 “The partnership is innovative, as it widens the possibilities of access to airline tickets directed to emerging classes, combined with the transportation through bus to sections involving cities without airports”, affirms Manoela Amaro, TAM’s Marketing Director. “This is another initiative which materializes our message to passengers who just got started in the aviation market, that “TAM is for everyone”, created in the launching of TAM’s retail market project, in last year’s August”, she explains.

The agreement started today (24), upon the implementation of the pilot project, through which Pássaro Marron Agency in the Bus Station of São José dos Campos, in countryside São Paulo, will sell TAM’s airline tickets and tourism packages. At the same time, TAM Viagens Stores in Rua Augusta, 1846, in São Paulo, and at Avenida Francisco José Longo, 485, in São José dos Campos, will offer bus-tickets related to the partnership.

After the three-month trial period of the pilot project, we plan to extend the partnership to other bus station where Pássaro Marron holds agencies, which will also sell our airline tickets. Likewise, all stores of TAM Viagens franchise network will sell bus-tickets of Pássaro Marron.

TAM is currently negotiating with other bus companies operating in other regions of the country, aiming to increase its capillarity and ease access to the emerging classes to air-travelling in all the country.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Marcus Vinicius Rojo Rodrigues (IR)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 51 cities in Brazil and 19 cities in South America, the United States and Europe. Through agreements with companies in Brazil and abroad, our network encompasses a further 89 airports in Brazil and 87 international destinations, including Asia. In February 2011 our market share was 39.6%, and is also the country's leading player among Brazilian airlines that operate international routes, with 85.9% market share.. With the largest passenger aircraft fleet in the country (152 aircraft), we offer customer service marked by our Spirit to Serve and seeks to make air travel more accessible to the general public. We were the first Brazilian airline to offer a loyalty program, TAM Fidelidade, which has already issued 13 million tickets in exchange for points and is part of the Multiplus network, which today has 8 million members. Member of Star Alliance – the world's largest airline alliance – since May 2010, we are part of a network with 1,160 destinations in 181 countries.

About Pássaro Marron:

Bus Company Pássaro Marron, with more than 75 years of experience in the branch of road transportation of passengers (www.passaromarron.com.br) and its own fleet with more than 430 vehicles and over 3.000 daily departures, transports, in average, 25  million passengers per year. Pássaro Marron connects São Paulo (Capital) to other 50 cities, located in the North Shore of São Paulo, Vale do Paraíba, Serra da Mantiqueira and in South Minas Gerais. Though its division called Airport Bus Service (www.airportbusservice.com.br), it connects the Airport of Guarulhos to the main business spots in the Capital of São Paulo and to the Airport of Congonhas.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.